FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca prices a EUR1.5bn bond offering

24 February 2023 18:15 GMT

AstraZeneca prices €1.5 billion bond offering

AstraZeneca PLC ("AstraZeneca") announces that, on 24 February 2023, it successfully priced €750 million of fixed rate notes with a coupon of 3.625% maturing on 3 March 2027 and €750 million of fixed rate notes with a coupon of 3.750% maturing on 3 March 2032 (the "Notes").

AstraZeneca expects to use the net proceeds of the offering for general corporate purposes, including refinancing of existing indebtedness.

The Notes will be issued under the US$10,000,000,000 EMTN programme of AstraZeneca and AstraZeneca Finance LLC and admitted to listing on the UK Financial Conduct Authority's Official List and to trading on the London Stock Exchange's Main Market.

The Notes have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the Notes described herein, nor shall there be any sale of these Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 24 February 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary